UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CooTek (Cayman) Inc. Receives Delisting Notice from the New York Stock Exchange

On May 19, 2022, CooTek (Cayman) Inc. (the “Company”) was notified by the New York Stock Exchange (“NYSE”, the “Exchange”) that the staff of NYSE Regulation has determined to commence proceedings to delist the American Depositary Shares, each representing 650 Class A Ordinary Shares (the “ADSs”) of the Company from the Exchange. Trading in the Company’s ADSs was suspended after the market close on the NYSE on May 19, 2022.

NYSE Regulation reached its decision to delist the ADSs of the Company pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange. The NYSE will apply to the Securities and Exchange Commission (the “SEC”) to delist the ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

The Company expects to apply for quotation of its ADSs on an appropriate tier of the OTC Markets. This delisting and transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this Form 6-K in its entirety and refer to the Company’s press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.
By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: May 20, 2022